UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Kim Sinatra

Senior Vice President and General Counsel

Wynn Resorts, Limited

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

49,098,444[1,2]
9. Sole Dispositive Power

0
10. Shared Dispositive Power

49,098,444[1,2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,098,444[1,2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

48.4%[3]
14.	Type of Reporting Person (See Instructions)

IN

[1]	Includes 24,549,222 shares (the “Wynn Shares”) acquired by Stephen A. Wynn (“Mr. Wynn”) on or prior to October 30, 2002. The Wynn Shares may be considered community property under applicable Nevada state law. Accordingly, Mr. Wynn and Elaine P. Wynn (collectively, the “Reporting Persons”) may be deemed to have shared voting and dispositive power over such shares.
[2]	Includes 24,549,222 shares (the “Aruze Shares”) held by Aruze USA, Inc. (“Aruze USA”) that may be deemed to be beneficially owned by Mr. Wynn under the stockholders agreement (the “Stockholders Agreement”), dated as of April 11, 2002, among Mr. Wynn, Aruze USA and Baron Asset Fund (“Baron”), as amended on November 8, 2006.
[3]	The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 48.4%. Excluding the additional shares that the Reporting Persons may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own approximately 24.2% of the outstanding shares.

CUSIP No. 983134 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

49,098,444[4,5]
9. Sole Dispositive Power

0
10. Shared Dispositive Power

49,098,444[4,5]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,098,444[4,5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

48.4%[6]
14.	Type of Reporting Person (See Instructions)

IN

[4]	Includes the Wynn Shares, which may be considered community property under applicable Nevada state law. Accordingly, the Reporting Persons may be deemed to have shared voting and dispositive power over such shares.
[5]	Includes the Aruze Shares held by Aruze USA that may be deemed to be beneficially owned by Mr. Wynn under the Stockholders Agreement.
[6]	The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 48.4%. Excluding the additional shares that the Reporting Persons may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own approximately 24.2% of the outstanding shares.

This Schedule 13D/A (this “Amendment No. 3”) hereby amends the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on September 22, 2003 (collectively with Amendment No. 1, “Amendment No. 2”).

Item 1. Security and Issuer

The response set forth in Item 1 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”) of Wynn Resorts, Limited, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2. Identity and Background

The response set forth in Item 2 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

(a) Stephen A. Wynn and Elaine P. Wynn.

(b) The business address of the Reporting Persons is 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(c) Mr. Wynn is Chairman of the Board and Chief Executive Officer of the Issuer, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Mrs. Wynn is Co-Chairperson of the Greater Las Vegas Inner-City Games Foundation, 233 S. 4th Street, Suite 100, Las Vegas, Nevada 89109. Mrs. Wynn also serves as a director on the Issuer’s board of directors.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Amendment No. 2 is hereby supplemented as follows:

As described in Item 6, Mr. Wynn and Aruze USA have entered into an amendment to the Stockholders Agreement, pursuant to which neither Mr. Wynn nor Aruze USA (nor any of their respective permitted transferees) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of both Mr. Wynn and Aruze USA. The Reporting Persons have not paid, and do not expect to pay, any additional consideration in connection with the execution, delivery or performance of the Stockholders Agreement.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

Due to Mr. Wynn’s position as a principal stockholder of the Issuer and his rights under the Stockholders Agreement (pursuant to which he has designated a majority of the Board of Directors of the Issuer), Mr. Wynn has the ability to exercise significant control over the board of directors, management and policies of the Issuer, including to maintain his position as Chairman of the Board and Chief Executive Officer of the Issuer.

At any time, the Reporting Persons, either acting independently or in concert with Aruze USA or other parties, may acquire or dispose of additional shares of Common Stock or other securities of the Issuer, participate in discussions with the management of the Issuer or other stockholders of the Issuer, seek to amend the Issuer’s charter or bylaws or engage in other transactions with the purpose or effect of acquiring or influencing control over the Issuer. From time to time, the Reporting Persons and Aruze USA have discussed the possibility of acting in concert to acquire additional shares of Common Stock, and may engage in similar discussions in the future. The Reporting Persons’ decision to acquire or dispose of shares of Common Stock, either alone or in concert with others, will depend on a number of considerations, including the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, regulatory approvals, available liquidity and other factors. Although the Reporting Persons may take certain actions described in this paragraph, neither of them has decided whether he or she will do so, and the future plans of the Reporting Persons are subject to change at any time.

In order to permit the possible acquisition of additional shares of Common Stock in the future, Mr. Wynn intends to file a pre-merger notification with the Antitrust Division of the United States Department of Justice and Federal Trade Commission. In addition, Mr. Wynn and Aruze USA have requested an amendment to the Bylaws of the Issuer to exempt future acquisitions by either of Mr. Wynn or Aruze USA from Nevada’s control share acquisition statute.

Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Persons may be deemed to beneficially own 49,098,444 shares of Common Stock, representing approximately 48.4% of the outstanding Common Stock of the Issuer.7

(b) Power to Vote and Dispose. The Reporting Persons possess the shared power to vote and dispose of 24,549,222 shares of Common Stock representing the Wynn Shares, subject to the Stockholders Agreement described in Item 6 below. As a result of the Stockholders Agreement, the Reporting Persons possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, an additional 24,549,222 shares of Common Stock representing the Aruze Shares held by Aruze USA. In addition, pursuant to the Stockholders Agreement, neither Mr. Wynn and Aruze USA (nor any of their respective permitted transferees) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of both Mr. Wynn and Aruze USA.

Aruze USA is a Nevada corporation. The business address of Aruze USA is 745 Grier Drive, Las Vegas, NV 89119. To the knowledge of the Reporting Persons, Aruze USA beneficially owns the Aruze Shares, which constitute approximately 24.2% of the outstanding Common Stock of the Issuer. To the knowledge of the Reporting Persons, Aruze Corp., a Japan public corporation, Aruze USA’s parent company, and Mr. Kazuo Okada, the founder, president and controlling shareholder of Aruze Corp., may be deemed to beneficially own the shares held by Aruze USA.

Except as set forth in the Stockholders Agreement, the Reporting Persons, on one hand, and Aruze USA, on the other hand, do not have any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

(c) Transactions within the past 60 days. Except as noted in this Schedule 13D/A, Mr. Wynn has not effected any other transactions in the Issuer’s securities, including the Common Stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

The response set forth in Item 6 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

[7]	The Issuer reported on its Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Commission on November 9, 2006, that it had 101,542,972 shares outstanding as of November 2, 2006.

Pursuant to the Stockholders Agreement, Mr. Wynn and Aruze USA have agreed to vote their shares of Common Stock for a slate of directors of the board of directors of the Issuer, a majority of which will be designated by Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA.

In addition, under the Stockholders Agreement, the parties to such agreement granted each other a right of first refusal on their respective shares of Common Stock. Under this right of first refusal, if any stockholder party to the Stockholders Agreement receives a bona fide offer from any person (other than a permitted transferee) to purchase such stockholder’s shares of Common Stock, the stockholder must first offer the shares to the other parties to the Stockholders Agreement on the same terms and conditions as the bona fide offer. In addition to this right of first refusal, Mr. Wynn and Aruze USA also granted each other and Baron a tag-along right on their respective shares of Common Stock. Under this tag-along right, Mr. Wynn and Aruze USA, before transferring his or its shares of the Issuer to any person other than a permitted transferee, must first allow the other parties to the agreement to participate in such transfer on the same terms and conditions.

The Stockholders Agreement also provides that, upon the institution of a bankruptcy action by or against a party to the Stockholders Agreement, the other parties to the agreement will be given an option to purchase the bankrupt stockholder’s shares of Common Stock at a price to be agreed upon by the bankrupt stockholder and the other stockholders, or, if a price cannot be agreed upon by such stockholders, at a price equal to the fair market value of the shares. In addition, under the Stockholders Agreement, if there is a direct or indirect change of ownership interests of any party to the agreement, other than Baron, the other parties to the agreement have the option to purchase the shares of Common Stock held by the party undergoing the change in ownership interests. Under the Stockholders Agreement, a stockholder may assign the rights described in this paragraph to the Issuer.

On November 8, 2006, pursuant to an amendment to the Stockholders Agreement, neither Mr. Wynn and Aruze USA (nor any of their respective permitted transferees) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person without the prior written consent of both Mr. Wynn and Aruze USA.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the texts of the actual agreement and related amendment, copies of which are filed as Exhibits 1 and 2 attached hereto.

Item 7. Material to Be Filed as Exhibits

1.	Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (previously filed as Exhibit 10.10 to the Form S-1 of Wynn Resorts, Limited, Commission File No. 333-90600, filed on June 17, 2002 and incorporated herein by reference).

2.	Amendment to Stockholders Agreement, dated as of November 8, 2006, between Stephen A. Wynn and Aruze USA, Inc.

3.	Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEPHEN A. WYNN

By:	/s/ Stephen A. Wynn

ELAINE P. WYNN

By:	/s/ Elaine P. Wynn

Dated: November 13, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.	Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA, Inc. (previously filed as Exhibit 10.10 to the Form S-1 of Wynn Resorts, Limited, Commission File No. 333-90600, filed on June 17, 2002 and incorporated herein by reference).

2.	Amendment to Stockholders Agreement, dated as of November 8, 2006, between Stephen A. Wynn and Aruze USA, Inc.

3.	Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).